                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                   (Mark One)

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                    For the plan year ended December 31, 2001
                                             --------------------------------

        OR

        [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934


        Commission file number
                               ----------------

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

        DANSKIN, INC. SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                               530 Seventh Avenue
                            New York, New York 10018


                                 C O N T E N T S

                                                                                            PAGE

Report of Independent Certified Public Accountants                                           F-3


Financial Statements

     Statements of Net Assets Available for Benefits
         as of December 31, 2001 and 2000                                                    F-4

     Statements of Changes in Net Assets Available
         for Benefits for the years ended
         December 31, 2001 and 2000                                                          F-5

     Notes to Financial Statements                                                        F-6 - F-11


Supplemental Schedules

     Report of Independent Certified Public Accountants on
         Supplemental Schedules                                                             F-13

     Schedule H, Item 4a - Schedule of Nonexempt Transactions                               F-14

     Schedule H, Item 4i - Schedule of Assets Held for Investment
         Purposes as of December 31, 2001                                                   F-15

     Schedule H, Item 4j - Schedule of Reportable Transactions                              F-16


Exhibit

     23.1  Consent of Independent Certified Public Accountants

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Trustees
    DANSKIN, INC. SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Danskin, Inc. Savings Plan (the "Plan") as of December 31, 2001 and December 31, 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and December 31, 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP


New York, New York
June 14, 2002

                           Danskin, Inc. Savings Plan

                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS

                                  December 31,


                         ASSETS                      2001           2000
                                                  ----------     ----------
Cash and cash equivalents                         $  117,645     $  113,910
Investments                                        5,358,961      5,168,817
Participant loans                                    115,568        118,494
Interest receivable                                   24,753
                                                  ----------     ----------

                                                   5,616,927      5,401,221

Contributions receivable
    Employee                                          41,407
    Employer                                           8,462
                                                  ----------

              Total receivable                        49,869
                                                  ----------     ----------

              Total assets                         5,666,796      5,401,221


                     LIABILITIES

Accrued expenses                                       6,500
                                                  ----------     ----------

Net assets available for benefits                 $5,660,296     $5,401,221
                                                  ==========     ==========















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                             Year ended December 31,

                                                                  2001             2000
                                                               -----------     -----------
Additions to net assets attributed to
    Interest and dividends                                     $   165,004     $   131,393

    Contributions
       Participants                                                665,147         438,904
       Employer                                                    127,741          84,292
       Rollover                                                     16,576          27,213
       Transfer from the Danskin, Inc. Hourly Savings Plan       1,370,507
                                                               -----------     -----------

                                                                 2,179,971         550,409
                                                               -----------     -----------

              Total additions                                    2,344,975         681,802

Deductions from net assets attributed to
    Net depreciation in fair value of investments                  499,837       1,171,317
    Withdrawals and distributions                                1,544,304       1,163,480
    Deemed distributions of participant loans                       18,887          12,728
    Administrative expenses                                         22,872          15,753
                                                               -----------     -----------

              Total deductions                                   2,085,900       2,363,278
                                                               -----------     -----------

              NET INCREASE (DECREASE)                              259,075      (1,681,476)

Net assets available for benefits at
    Beginning of year                                            5,401,221       7,082,697
                                                               -----------     -----------

    End of year                                                $ 5,660,296     $ 5,401,221
                                                               ===========     ===========











THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



NOTE A - DESCRIPTION OF PLAN

     The following description of the Danskin, Inc. (the "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all nonunion, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service," as defined in the Plan document.

     On December 22, 2000, the Employee Benefits Committee of Danskin, Inc. resolved to merge the Danskin, Inc. Savings Plan ("Savings Plan") and the Danskin, Inc. Hourly Employees' Savings Plan ("Hourly Savings Plan"), collectively the "Plans," for the benefit of its eligible employees effective for the plan year beginning January 1, 2001. Assets totaling $1,370,507 were transferred from the Hourly Savings Plan to the Savings Plan during the year ended December 31, 2001.

     CONTRIBUTIONS

     Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan, which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc., Company Stock Fund. Such election by the participant may be revised on a monthly basis. Effective January 1, 2001, the Plan was amended to close the Danskin, Inc. Company Stock Fund to all future investments and investment changes. Participants may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

     Due to administrative oversight during the years ended December 31, 2001 and 2000, certain employee salary deferrals were not remitted on a timely basis to California Bank and Trust. Failure to remit such withholdings on a timely basis constitutes a party-in-interest transaction. The Company will restore lost earnings, if any, to plan participants, file Form 5330 and pay the excise tax.

                           Danskin, Inc. Savings Plan

                           December 31, 2001 and 2000

NOTE A (CONTINUED)

     Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the years ended December 31, 2001 and 2000, no amounts were forfeited and applied to reduce the Company match. Forfeitures which have not been applied for the years ended December 31, 2001 and 2000 total $15,811 and $20,075, respectively.

     ALLOCATIONS AND VESTING

     Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the fund which earned the income.

     Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:


                Years of Company service                 Percentage vested
                ------------------------                 -----------------

                    Less than 3                                0%
                    3                                         33
                    4                                         66
                    5                                        100

     Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

     Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

     BENEFIT DISTRIBUTIONS

     Upon termination for any reason, participants are entitled to all of their vested balances in a lump-sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

                           Danskin, Inc. Savings Plan

                           December 31, 2001 and 2000

NOTE A (CONTINUED)

     The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1,000 maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

     The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.  BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting; however, obligations for withdrawals and distributions are recorded when paid.

     2.  VALUATION OF INVESTMENTS

         Investments included in the statements of net assets available for benefits are recorded in the following manner:

         Travelers Insurance Capital Preservation Fund - Twelve-month instruments bearing interest at market rates which are valued at cost, which approximates market value.

         Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

         Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

         MSF Emerging Growth Fund - at fair value based on quotation from NASDAQ.

         Vanguard Index Fund - at fair value based on quotation from NASDAQ.

         Danskin, Inc. Company Stock Fund - at fair value based on bid quotations from the "pink slips" published by the National Quotation Bureau.

                           Danskin, Inc. Savings Plan

                           December 31, 2001 and 2000


NOTE B (CONTINUED)

     3.  ADMINISTRATIVE EXPENSES

         Certain administrative expenses incurred by the Plan have been absorbed by the Plan.

     4.  USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     5.  RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C - MONEY MARKET OBLIGATIONS TRUST

     All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant-directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

                           Danskin, Inc. Savings Plan

                           December 31, 2001 and 2000

NOTE D - INVESTMENT FUNDS

     The following presents investments that represent five percent or more of the Plan's assets:


                                                                  2001          2000
                                                               ----------     --------
      Travelers Insurance Capital Preservation Fund
              2,008,256 and 1,594,213 shares, respectively     $2,008,256     $1,594,213
      Fidelity Advisory Growth Opportunity Fund
              44,488 and 35,453 shares, respectively            1,279,484      1,210,719
      Fidelity Advisor High Yield Fund
              59,207 and 42,215 shares, respectively              495,560        391,334
      MFS Service Trust II - Emerging Growth Fund Class A
              21,868 and 19,131 shares, respectively              726,457        856,675
      Vanguard Index Trust 500 Portfolio
              7,988 and 9,052 shares, respectively                845,888      1,103,054

     The Plan's investments (including realized and unrealized gains and losses) depreciated in value as follows:


                                                        December 31,
                                            -----------------------------------
                                               2001                     2000
                                            -----------             -----------
Mutual funds                                $  (523,538)            $(1,116,488)
Common stock                                     23,701                 (54,829)
                                            -----------             -----------

                                            $  (499,837)            $(1,171,317)
                                            ===========             ===========


NOTE E - TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

                           Danskin, Inc. Savings Plan

                           December 31, 2001 and 2000

NOTE F - TAX STATUS

     The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                           ON SUPPLEMENTAL SCHEDULES






DANSKIN, INC. SAVINGS PLAN

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole, of the Danskin, Inc. Savings Plan, as of, and for the years ended December 31, 2001 and 2000. The supplemental schedules, shown on pages 14 - 15, are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the Rules and Regulations of the Department of Labor for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the management of the Plan. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP


New York, New York
June 14, 2002

                           Danskin, Inc. Savings Plan

            SCHEDULE H, ITEM 4a - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                December 31, 2001

Employer Identification Number:  62-1284179


                               Relationship                      Description                  Purchase         Cost
 Party involved                 to the Plan                     of transaction                 price         of asset
 --------------                -------------            ------------------------------      -----------      ---------
  Danskin, Inc.               Plan sponsor            Failure to remit employee                $52,534        $52,534
                                                          contributions in a timely
                                                          manner

  Danskin, Inc.               Plan sponsor            Failure to remit employee                 53,853         53,853
                                                          contributions in a timely
                                                          manner

  Danskin, Inc.               Plan sponsor            Failure to remit employee                 75,092         75,092
                                                          contributions in a timely
                                                          manner

  Danskin, Inc.               Plan sponsor            Failure to remit employee                 51,875         51,875
                                                          contributions in a timely
                                                          manner

  Danskin, Inc.               Plan sponsor            Failure to remit employee                 49,969         49,969
                                                          contributions in a timely
                                                          manner

* The Company will restore lost earnings to plan participants, file Form 5330 and pay the excise tax.

                           Danskin, Inc. Savings Plan

                SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                                December 31, 2001



Employer Identification Number: 62-1284179


                                                Number of
                                                 shares/         Market
                                                par value        value
                                             --------------   -------------
Pooled Funds
    Travelers Insurance
      Capital Preservation Fund                 2,008,256     $2,008,256

Mutual Funds
    Fidelity Advisory Growth Opportunity           44,488      1,279,484
    Fidelity Advisor High Yield Fund               59,207        495,560
    MFS Service Trust II - Emerging Growth
       Fund Class A                                21,868        726,457
    Vanguard Index Trust 500 Portfolio              7,988        845,888

Common Stock
    Danskin, Inc.                                  66,331          3,316
                                                              ----------

         Total investments                                     5,358,961

Loan (8.5% interest rate)                                        115,568
                                                              ----------

         Total assets held for investment
             purposes                                         $5,474,529
                                                              ==========

                           Danskin, Inc. Savings Plan

            SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 2001


EIN:  62-1284179

                          Number           Purchase           Number            Selling                          Net gain
Description            of purchases          price           of sales            price             Cost           (loss)
-----------           --------------    --------------    --------------    --------------    --------------    ----------

                                             Single Transactions in the Same Security
                                             ----------------------------------------
Travelers
  Insurance
  Preservation
  Fund                       1             $469,590            -                      -                 -                -

Fidelity
  Advisors
  Growth
  Opportunity
  Fund                       1             $364,744            -                      -                 -                -